SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                               -------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                (Amendment No. 2)


                                 IDT Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   448947-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Howard S. Jonas
                               c/o IDT Corporation
                                 190 Main Street
                          Hackensack, New Jersey 07601
                                 (201) 928-1000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 10, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1
(g), check the following box |X|.

                                  SCHEDULE 13D
CUSIP
No. 448947-10-1                                               Page 2 of 14 Pages

================================================================================
 1 | Names of Reporting Persons
   | S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Howard S. Jonas
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization
   |                      United States
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      4,606,268
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      8,092,576
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      2,179,778
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      8,092,576
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            12,698,844
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |            37.91%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP
No. 448947-10-1                                               Page 3 of 14 Pages

================================================================================
 1 | Names of Reporting Persons
   | S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Deborah Jonas
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization
   |                      United States
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      2,675,571
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      2,675,571
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            2,675,571
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |            7.98%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP
No. 448947-10-1                                               Page 4 of 14 Pages

================================================================================
 1 | Names of Reporting Persons
   | S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       The Jonas Family Limited Partnership
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization
   |                      New Jersey
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      19,570
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      19,570
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            19,570
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |            Less than 0.1%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP
No. 448947-10-1                                               Page 5 of 14 Pages

================================================================================
 1 | Names of Reporting Persons
   | S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Howard S. Jonas 1996 Annuity Trust
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization
   |                      New York
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      3,695,270
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      3,695,270
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            3,695,270
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |            11.03%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP
No. 448947-10-1                                               Page 6 of 14 Pages

================================================================================
 1 | Names of Reporting Persons
   | S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Howard S. Jonas 1998 Annuity Trust
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization
   |                      New York
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      1,559,228
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      1,559,228
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            1,559,228
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |            4.65%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP
No. 448947-10-1                                               Page 7 of 14 Pages

================================================================================
 1 | Names of Reporting Persons
   | S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       The Jonas Foundation
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization
   |                      United States
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      2,675,571
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |     2,675,571
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            2,675,571
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |            7.98%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP
No. 448947-10-1                                               Page 8 of 14 Pages

================================================================================
 1 | Names of Reporting Persons
   | S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       The JTBC Foundation
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |X|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization
   |                      Massachusetts
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      142,937
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      142,937
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            142,937
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |            Less than 0.1%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 2 (this "Amendment") amends the Schedule 13D filed by Howard S. Jonas, The Jonas Family Limited Partnership, the Howard S. Jonas 1996 Annuity Trust and the Howard S. Jonas 1998 Annuity Trust on October 23, 1998 (the "Original Schedule 13D"). This Amendment is also filed by Ms. Deborah Jonas, The Jonas Foundation and The JTBC Foundation. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings assigned in the Original Schedule 13D.

Item 1.       Security and Issuer

              This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of IDT Corporation ("IDT"). The principal executive offices of IDT are located at 190 Main Street, Hackensack, New Jersey 07601.

Item 2.       Identity and Background

              (a) This statement is filed by Howard S. Jonas, Deborah Jonas, The Jonas Family Limited Partnership, the Howard S. Jonas 1996 Annuity Trust, the Howard S. Jonas 1998 Annuity Trust, The Jonas Foundation and The JTBC Foundation (collectively, the "Reporting Persons").

              (b) The business address of each of the Reporting Persons, other than Deborah Jonas, is 190 Main Street, Hackensack, New Jersey 07601. The business address of Deborah Jonas is c/o The Jonas Foundation, 190 Main Street, Hackensack, New Jersey 07601.

              (c) The present principal occupation of Mr. Jonas is Chief Executive Officer of IDT, located at 190 Main Street, Hackensack, New Jersey 07601. The JTBC Foundation, a charitable foundation under ss. 501(c)(3) of the Internal Revenue Code of 1986 (the "IRC"), is controlled by its trustees, Howard Jonas, Dr. David Turock, Director of Technology of IDT, Howard Balter, Chief Executive Officer of Net2Phone, a wholly owned subsidiary of IDT and former Chief Operating Officer of IDT, and James Courter, President of IDT. The Jonas Foundation, a charitable foundation under ss. 501(c)(3) of the IRC, is controlled by Mr. Jonas and Ms. Jonas, its sole Trustees. The principal occupation of Ms. Jonas is co-trustee of The Jonas Foundation. The business of each of the other Reporting Persons is to hold certain assets for the benefit of Mr. Jonas and members of his family.

              (d) During the last five years, none of the Reporting Persons or none of the general partners or trustees of any of them has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the last five years, none of the Reporting Persons or none of the general partners or trustees of any of them was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f) Mr. Jonas, Ms. Jonas, Dr. Turock, Mr. Balter and Mr. Courter are citizens of the United States of America. The Jonas Family Limited Partnership was organized under the laws of the State of New Jersey. Each of the Howard S. Jonas 1996 Annuity Trust and the Howard S. Jonas 1998 Annuity Trust was organized under the laws of the State of New York. The JTBC Foundation is governed by the laws of the Commonwealth of Massachusetts. The Jonas Foundation is governed by the laws of the State of New York.

Item 3.       Source and Amount of Funds or Other Consideration

              On April 7, 1998, IDT entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which a wholly owned subsidiary of IDT was merged with and into InterExchange, Inc., a Delaware corporation ("IX"), and IX became a wholly owned subsidiary of IDT. The Merger Agreement is included as
Exhibit 2 to the Original Schedule 13D and is incorporated herein by reference.

              Pursuant to the Merger Agreement, all of the outstanding shares of the common stock of IX were exchanged for an aggregate of 3,242,323 newly issued shares (the "IDT Shares") of the Common Stock and $20 million in cash, which was funded out of IDT's working capital.

              Pursuant to the Merger Agreement, 3,106,379 of the IDT Shares (the "Proxy Shares") are subject to certain restrictions on transferability (the "Lock-Ups"). On October 7, 1998 and on each October 7 thereafter through and including October 7, 2002, the Lock-Ups will expire with respect to 20% of the Proxy Shares originally issued. Pursuant to the Merger Agreement, Mr. Jonas was given proxies to vote the Proxy Shares (the "Proxies") until such time as the Lock-Ups expire with respect to such shares. The Proxies are included as Exhibit 3 to the Original Schedule 13D and are incorporated herein by reference.

              As previously disclosed in the Original Schedule 13D, pursuant to the Merger Agreement included as Exhibit 2 to the Original Schedule 13D, the Lock-Ups with respect to 537,032 shares of Common Stock that were subject to the Proxies expired on October 7, 1998; however, 2,426,490 shares of Common Stock continue to be subject to the Proxies.


Item 4.       Purpose of Transaction

              The following transactions are reflected in this Amendment:

              1) On December 14, 1998, Mr. Jonas donated 3,000 shares of Common Stock from The Jonas Foundation to the International Rescue Committee.

              2) On December 16, 1998, Mr. Jonas donated 1,000 shares of Common Stock to the Michael and Zora Marton Foundation, 5,328 shares of Common Stock to the Jonas Family Limited Partnership, and 9,338 shares of Common Stock to certain family members.

              3) On February 1, 1999, Mr. Jonas donated 100 shares of Common Stock to Noah Falkenstein.

              4) On February 5, 1999, Deborah Jonas was designated as an additional Trustee of The Jonas Foundation. On, February 10, 1999, Mr. Jonas donated 2,500,000 shares of Common Stock to The Jonas Foundation.

              Except as described herein, none of the Reporting Persons has any plan or proposal that relates to or would result in:

              (a) the acquisition by any person of additional securities of IDT, or the disposition of securities of IDT;
              (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving IDT or any of its subsidiaries;
              (c) a sale or transfer of a material amount of assets of IDT or any of its subsidiaries;
              (d) any change in the present Board of Directors or management of
                  IDT;
              (e) any material change in the present capitalization or dividend policy of IDT;
              (f) any other material change in IDT's business or corporate structure;
              (g) changes in IDT's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of IDT by any person;
              (h) causing a class of securities of IDT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
              (i) a class of equity  securities of IDT becoming  eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
              (j) any action  similar to any of those enumerated in (a)-(i)
                  above.

Item 5.       Interest in Securities of the Issuer

              (a) As of the date of this Schedule 13D, the Reporting Persons beneficially owned the following number and percentage of the Company's Common
Stock:

Reporting Person                       Number of Shares (#)                Percentage (%)
----------------                       --------------------                --------------
Howard S. Jonas                              12,698,844                     37.91

Deborah Jonas                                 2,675,571                     7.98

The Jonas Family Limited Partnership             19,570                     less than 0.1

Howard S. Jonas 1996 Annuity Trust            3,695,270                     11.03

Howard S. Jonas 1998 Annuity Trust            1,559,228                     4.65

The Jonas Foundation                          2,675,571                     7.98

The JTBC Foundation                             142,937                     less than 0.1

              (b) As of the date hereof, Mr. Jonas has the sole power to vote the Proxy Shares until such time as the Proxies expire, as described in Item 3 of the Original Schedule 13D. Mr. Jonas does not have power to dispose or to direct the disposition of the Proxy Shares.

              Mr. Jonas has the sole power to cast or to direct the casting of three votes per share on 2,179,778 shares of Class A Common Stock he directly owns and has the sole power to dispose or to direct the disposition of such shares. Mr. Jonas has the sole power to cast or to direct the casting of one vote per share on the 2,426,490 Proxy Shares. Mr. Jonas has the shared power to cast or to direct the casting of three votes per share on 7,949,639 shares of Class A Common Stock he beneficially owns through The Jonas Family Limited Partnership, the Howard S. Jonas 1996 Annuity Trust, the Howard S. Jonas 1998 Annuity Trust and The Jonas Foundation and has the shared power to dispose or to direct the disposition of such shares. Mr. Jonas is the General Partner of The Jonas Family Limited Partnership and the Trustee of each of the Howard S. Jonas 1996 Annuity Trust and the Howard S. Jonas 1998 Annuity Trust. Mr. Jonas is the co-trustee of The Jonas Foundation and The JTBC Foundation.

              Each of The Jonas Family Limited Partnership, the Howard S. Jonas 1996 Annuity Trust, the Howard S. Jonas 1998 Annuity Trust and The Jonas Foundation shares with Mr. Jonas the power to cast or to direct the casting of three votes per share on the respective number of shares each of them beneficially owns and shares the power to dispose or to direct the disposition of such shares. Ms. Deborah Jonas shares with Mr. Jonas the power to cast or to direct the casting of three votes per share on the shares held by The Jonas Foundation, and shares the power to dispose or to direct the disposition of such shares.

              The JTBC Foundation, Dr. Turock, Mr. Balter and Mr. Courter share with Mr. Jonas the power to cast or to direct the casting of one vote per share on 142,937 shares of IDT Common Stock and shares the power to dispose of and to direct the disposition of such shares.

              (c) Except as described herein, no transactions in the Common Stock were effected by any of the Reporting Persons during the 60 days prior to the date of this Schedule 13D.

              1) On February 1, 1999, Mr. Jonas donated 100 shares of Common Stock to Noah Falkenstein.

              2) On February 5, 1999, Deborah Jonas was designated as an additional Trustee of The Jonas Foundation. On, February 10, 1999, Mr. Jonas donated 2,500,000 shares of Common Stock to The Jonas Foundation.

              (d) Pursuant to the Merger Agreement, each holder of the Proxy Shares, has the right to receive or to direct the receipt of dividends from such shares. Assuming the conversion of the Class A Common Stock into Common Stock, except as described herein, none of the Reporting Persons, and none of the holders of the Proxy Shares, is the beneficial owner of more than 5% of the Common Stock.

              (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              Pursuant to the Merger Agreement, holders of the Proxy Shares have granted Mr. Jonas the Proxies, and have agreed to be subject to the Lock-Ups as described in Item 3 of the Original Schedule 13D.

Item 7.       Material to Be Filed as Exhibits.

              1. Joint Filing Agreement dated March 25, 1999 among Howard S. Jonas, Deborah Jonas, The Jonas Family Limited Partnership, Howard S. Jonas 1996 Annuity Trust, Howard S. Jonas 1998 Annuity Trust, The Jonas Foundation and The JTBC Foundation.

              2. Agreement and Plan of Merger, dated April 7, 1998 (incorporated by reference from Exhibit 2.1 to IDTs Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 22, 1998).


              3. Proxies of Eric Hecht, Richard Robbins, David Turock, Mary Jo Altom, Lisa Mikulynec, Wai Nam Tam and Bradley Turock, dated April 7, 1998.*

              --------------
              *  Previously filed.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 1999

                                         /s/ Howard S. Jonas
                                         ------------------------------
                                         Howard S. Jonas

                                         /s/ Deborah Jonas
                                         ------------------------------
                                         Deborah Jonas

                                         The Jonas Family Limited Partnership

                                         By:     /s/ Howard S. Jonas
                                            ------------------------------
                                             Name:    Howard S. Jonas
                                             Title:   General Partner

                                         Howard S. Jonas 1996 Annuity Trust

                                         By:     /s/ Howard S. Jonas
                                            ------------------------------
                                             Name:    Howard S. Jonas
                                             Title:   Trustee

                                         Howard S. Jonas 1998 Annuity Trust

                                         By:     /s/ Howard S. Jonas
                                            ------------------------------
                                             Name:    Howard S. Jonas
                                             Title:   Trustee

                                         The Jonas Foundation

                                         By:     /s/ Howard S. Jonas
                                            ------------------------------
                                             Name:    Howard S. Jonas
                                             Title:   Trustee

                                         The JTBC Foundation

                                         By:     /s/ Howard S. Jonas
                                            ------------------------------
                                             Name:    Howard S. Jonas
                                             Title:   Trustee